SECURITIES AND EXCHANGE COMMISSION
                                  Washington, D.C.  20549


                                         FORM 11-K


                       [X]  ANNUAL REPORT PURSUANT TO SECTION 15(d)
                          OF THE SECURITIES EXCHANGE ACT OF 1934

                          For fiscal year ended December 31, 1997

                                            OR

                     [  ] TRANSITION REPORT PURSUANT TO SECTION 15(d)
                          OF THE SECURITIES EXCHANGE ACT OF 1934

                   For the transition period from          to



                             Commission file number 000-28732



                 A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                    HVIDE MARINE INCORPORATED RETIREMENT PLAN AND TRUST



              B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office

                                 HVIDE MARINE INCORPORATED
                             2200 Eller Drive, P.O. Box 13038
                              Ft. Lauderdale, Florida  33316
                                Telephone:  (954) 523-2200

                                   SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                            HVIDE MARINE INCORPORATED
                                            RETIREMENT PLAN AND TRUST



Date:  June 29, 1998                        By: /s/ GARY C. VAIL
                                               Gary C. Vail, Plan Administrator

            HVIDE MARINE INCORPORATED RETIREMENT PLAN AND TRUST

                                  Financial Statements and
                                   Supplemental Schedules

                            Year ended December 31, 1997 and 1996

                                            INDEX

Report of Independent Auditors.............................................F-2

Audited Financial Statements:

   Statements of Net Assets Available for Benefits,
   With Fund Information as of December 31, 1997 and 1996..................F-3

   Statement of Changes in Net Assets Available for Benefits,
   With Fund Information for the Year Ended December 31, 1997..............F-5

   Notes to Financial Statements...........................................F-7

Supplemental Schedules:

   Schedule of Assets Held for Investment Purposes........................F-11

   Schedule of Reportable Transactions....................................F-12

                        Report of Independent Auditors

Compensation Committee
Hvide Marine Incorporated Retirement Plan and Trust

We have audited the accompanying statements of net assets available for benefits of Hvide Marine Incorporated Retirement Plan and Trust (the Plan) as of December 31, 1997 and 1996, and the related statement of changes in net assets available for benefits for the year ended December 31, 1997. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1997 and 1996, and the changes in its net assets available for benefits for the year ended December 31, 1997, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1997 and reportable transactions for the year then ended, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the basic financial statements. The fund information in the statement of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                              /s/ ERNST & YOUNG LLP

June 19, 1998
Miami, Florida

                Hvide Marine Incorporated Retirement Plan and Trust

      Statements of Net Assets Available for Benefits, With Fund Information

                              December 31, 1997 and 1996



                                  High Yield       Spectrum     Equity        Equity Index  International     Mid Cap    New America
                                     Fund        Income Fund  Income Fund       500 Fund      Stock Fund      Growth     Growth Fund
                                  -----------    -----------  -----------     ------------  -------------  -----------  ------------
1997
Assets
Investments:
  Mutual Funds..................  $   162,994  $     117,383  $    4,129,048  $  3,932,043  $     671,618  $ 1,052,612    $  409,004
  Common Trust Fund.............           --             --              --            --             --           --            --
  Company Stock.................           --             --              --            --             --           --            --
                                  -----------  -------------  --------------  ------------  -------------  -----------    ----------
                                      162,994        117,383       4,129,048     3,932,043        671,618    1,052,612       409,004
Contribution Receivable:
  Participants..................        2,371          1,597          21,080        18,420          4,207        6,840         4,406
  Employer......................          677            434           5,443         4,735          1,018        1,563           974
                                  -----------  -------------  --------------  ------------  -------------  -----------    ----------
Net assets available for
 benefits.......................  $   166,042  $     119,414  $    4,155,571  $  3,955,198  $     676,843  $ 1,061,015    $  414,384
                                  ===========  =============  ==============  ============  =============  ===========    ==========

1996
Assets
Investments:
  Mutual Funds..................  $    19,680  $      52,002  $    2,507,123  $  2,226,201  $     530,782  $   711,027    $  398,351
  Common Trust Fund.............           --             --              --            --             --           --            --
  Company Stock.................           --             --              --            --             --           --            --
                                  -----------  -------------  --------------  ------------  -------------  -----------    ----------
                                       19,680         52,002       2,507,123     2,226,201        530,782      711,027       398,351
Contribution Receivable:
  Participants..................        1,479          1,055           9,124         7,880          2,409        3,038         1,631
  Employer......................       11,189          9,289         179,179       144,000         33,656       24,890        16,106
                                  -----------  -------------  --------------  ------------  -------------  -----------    ----------
Net assets available for
 benefits.......................  $    32,348  $      62,346  $    2,695,426  $  2,378,081  $     566,847  $   738,955    $  416,088
                                  ===========  =============  ==============  ============  =============  ===========    ==========


















                                   See accompanying notes.

             Hvide Marine Incorporated Retirement Plan and Trust

                            December 31, 1997 and 1996


                                                           Science and                                    Stable Value
                                           New Horizons    Technology      Small-Cap      Hvide Marine    Common Trust
                           New Asia Fund       Fund           Fund        Value Fund      Common Stock       Fund          Total
1997
Assets
Investments:
  Mutual Funds.........   $      41,971   $    704,253    $    879,804     $ 3,871,570   $          --   $          --  $ 15,972,300
  Common Trust Fund....              --             --              --              --              --       8,779,589     8,779,589
  Company Stock........              --             --              --              --         293,341              --       293,341
                         --------------   ------------    ------------     -----------   -------------   -------------  ------------
                                 41,971        704,253         879,804       3,871,570         293,341       8,779,589    25,045,230
Contribution Receivable:
  Participants.........             467          3,751           8,094          14,204           1,834          43,867       131,138
  Employer.............             115            854           1,771           3,930             487          13,558        35,559
                         --------------   ------------    ------------     -----------   -------------   -------------  ------------
Net assets available for
 benefits..............  $       42,553   $    708,858    $    889,669     $ 3,889,704   $     295,662   $   8,837,014  $ 25,211,927
                         ==============   ============    ============     ===========   =============   =============  ============

1996
Assets
Investments:
  Mutual Funds.........  $      159,703   $    762,073    $    683,190     $ 2,426,652   $          --   $          --  $ 10,476,784
  Common Trust Fund....              --             --              --              --              --       8,349,411     8,349,411
  Company Stock........              --             --              --              --              --              --            --
                         --------------   ------------    ------------     -----------   -------------   -------------  ------------
                                159,703        762,073         683,190       2,426,652              --       8,349,411    18,826,195
Contribution Receivable:
  Participants.........             969          3,043           2,541           6,598             163          22,054        61,984
  Employer.............           7,818         30,345          36,358         136,025           3,461         520,337     1,152,653
                         --------------   ------------    ------------     -----------   -------------   -------------  ------------
Net assets available for
 benefits..............  $      168,490   $    795,461    $    722,089     $ 2,569,275   $       3,624   $   8,891,802  $ 20,040,832
                         ==============   ============    ============     ===========   =============   =============  ============


















                              See accompanying notes.

                Hvide Marine Incorporated Retirement Plan and Trust

                            Statement of Changes in Net
                           Assets Available for Benefits

                            Year ended December 31, 1997


                                                                                     Equity                                   New
                                                 High      Spectrum       Equity     Index        Int'l        Mid         America
                                                Yield      Income        Income       500         Stock        Cap         Growth
                                                Fund        Fund          Fund        Fund         Fund       Growth         Fund
                                              --------  -----------    ----------  ---------    ---------  -----------  --------
Additions to net assets attributed to:
  Investment income:
    Net realized and unrealized
     appreciation (depreciation)
     in fair value.........................   $  5,772  $     3,440   $   456,240  $   757,277  $ (28,077) $   128,960  $    48,945
    Dividends..............................      8,567        6,832       395,021       79,062     35,846       10,924       19,365
  Participant contributions................     37,932       24,647       297,641      242,925     67,255       88,396       50,974
  Employer contributions...................     23,781       16,059       189,609      151,617     40,377       51,017       34,587
                                              --------  -----------   -----------  -----------  ---------  -----------  -----------
Total additions............................     76,052       50,978     1,338,511    1,230,881    115,401      279,297      153,871

Deductions from net assets attributed to:
  Benefits paid directly to participants...     (9,561)      (4,185)     (195,555)    (191,214)    (9,984)     (12,744)     (10,736)
                                              --------  -----------   -----------  -----------  ---------  -----------  -----------
Total deductions...........................     (9,561)      (4,185)     (195,555)    (191,214)    (9,984)     (12,744)     (10,736)
                                              --------  -----------   -----------  -----------  ---------  -----------  -----------
Net increase (decrease) prior to
   interfund transfers.....................     66,491       46,793     1,142,956    1,039,667    105,417      266,553      143,135
Interfund transfers........................     67,203       10,275       317,189      537,450      4,579       55,507     (144,839)
                                              --------  -----------   -----------  -----------  ---------  -----------  -----------
Net increase (decrease)....................    133,694       57,068     1,460,145    1,577,117    109,996      322,060       (1,704)

Net assets available for benefit at
  inception of plan........................     32,348       62,346     2,695,426    2,378,081    566,847      738,955      416,088
                                              --------  -----------   -----------  -----------  ---------  -----------  -----------
Net assets available for benefit at
  end of year..............................   $166,042  $   119,414   $ 4,155,571  $ 3,955,198  $ 676,843  $ 1,061,015  $   414,384
                                              ========  ===========   ===========  ===========  =========   ===========  ==========






















                                  See accompanying notes.

                    Hvide Marine Incorporated Retirement Plan and Trust

                                    Statement of Changes in Net
                               Assets Available for Benefits (continued)

                                      Year ended December 31, 1997


                                                                                                            Stable
                                                                                                Hvide        Value
                                               New         New        Science &    Small-Cap   Marine       Common
                                              Asia       Horizons     Technology    Value      Common        Trust
                                              Fund         Fund         Fund        Fund       Stock         Fund          Total
Additions to net assets attributed to:
  Investment income:
    Net realized and unrealized
      appreciation (depreciation)
      in fair value......................  $  (34,195)  $  52,176    $ (89,202)  $  534,246  $    5,821  $        --  $  1,841,403
    Dividends............................         628      17,092       83,561      247,042          --      508,938     1,412,878
  Participant contributions..............      15,863      62,659       96,731      209,885      18,031      594,488     1,807,427
  Employer contributions.................       7,673      38,156       55,522      138,299       9,168      467,828     1,223,693
                                           ----------   ---------   ----------   ----------  ----------  -----------  ------------
Total additions..........................     (10,031)    170,083      146,612    1,129,472      33,020    1,571,254     6,285,401

Deductions from net assets
 attributed to:
  Benefits paid directly to
    participants.........................      (7,184)    (12,689)      (5,089)     (69,080)     (2,779)    (583,506)   (1,114,306)
                                           ----------   ---------    ---------   ----------  ----------  ------------ ------------
Total deductions.........................      (7,184)    (12,689)      (5,089)     (69,080)     (2,779)    (583,506)   (1,114,306)
                                           ----------   ---------    ---------   ----------  ----------  -----------  ------------
Net increase (decrease) prior
  to interfund transfers.................     (17,215)    157,394      141,523     1,060,392     30,241      987,748     5,171,095
Interfund transfers......................    (108,722)   (243,997)      26,057       260,037    261,797   (1,042,536)           --
                                           ----------   ---------   ----------   ----------- ----------  -----------  ------------
Net increase (decrease)..................    (125,937)    (86,603)     167,580     1,320,429    292,038      (54,788)    5,171,095

Net assets available for benefit
 at inception of plan....................     168,490     795,461      722,089     2,569,275      3,624    8,891,802    20,040,832
                                           ----------   ---------   ----------   ----------- ----------  -----------  ------------
Net assets available for benefit
 at end of year..........................  $  42,553    $ 708,858   $  889,669   $ 3,889,704 $  295,662  $ 8,837,014  $ 25,211,927
                                           =========    =========   ==========   =========== ==========  ===========  ============



















                                 See accompanying notes.

                Hvide Marine Incorporated Retirement Plan and Trust

                             Notes to Financial Statements

                                   December 31, 1997


1.  Summary of Significant Accounting Policies

Basis of Presentation

The  accounting  records of the Hvide Marine  Incorporated  Retirement  Plan and
Trust  (the  Plan)  are  maintained  on  the  accrual   basis.   All  securities
transactions of the Plan are recorded as of the trade date.

Valuation of Investments

Investments in mutual funds are stated at fair value based on quoted redemption value on the last business day of the plan year. The fair value of the Hvide Marine Incorporated Common Stock is based on the NASDAQ quoted closing value on the last business day of the plan year. Investments in the common trust fund are stated at cost or contract value for investment contracts which approximates market and represents investments in guaranteed investment contracts. Contract value represents contributions made under the contract, plus interest at the contract rate less funds used to pay Plan benefits. The common trust fund is credited with actual earnings from the underlying investment contracts included in the Trust's portfolio. At December 31, 1997 and 1996, interest rates on contracts in the Trust ranged from 4.77% to 9.875% and 4.75% to 9.875%, respectively. The average yield for the Plan's investment in the common trust fund for the year ended December 31, 1997 was 5.94%.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

2.  Description of Plan

A complete description of Plan provisions including those relating to contributions, vesting, withdrawals, and distributions is disclosed in the Summary Plan Description and the Plan Document. Copies of these documents are available from Hvide Marine Incorporated's Benefits Department. The following summary should be read in conjunction with the aforementioned documents.

General

The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) and covers substantially all employees of Hvide Marine Incorporated (the Company or the Employer). The plan was adopted effective July 1, 1985.

              Hvide Marine Incorporated Retirement Plan and Trust

2.  Description of Plan (continued)

Contributions

Participants may contribute up to 12% of a pre-tax and up to 1% of after-tax annual compensation up to the current dollar limit set by the Internal Revenue Service. The Company may make a discretionary matching contribution as well as additional discretionary contributions based on the participant's compensation.

Participants may invest contributions among several investment options which are described in Note 3.

Participants Accounts

Each participant's account is credited with the participant's contributions and allocations of (a) the Employer's contributions and (b) Plan earnings. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account. Participant contributions and related investment income are at all times 100% vested and nonforfeitable. Participants become vested in Employer contributions and actual earnings thereon according to the vesting schedule described below.

Vesting, Withdrawals and Distributions

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in any Employer contributions plus actual earnings thereon is based on years of continuous service. A participant vests 20% in Employer contributions each year until they are 100% vested after five years of continuous service or upon death, disability or retirement. Withdrawals and distributions are controlled in accordance with the provisions of the Plan.

Administrative Expenses

All of the administrative expenses of the Plan may be paid by the Company or the Plan. During 1997, the Company paid substantially all of the administrative expenses of the Plan.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan, to discontinue its contributions and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

               Hvide Marine Incorporated Retirement Plan and Trust

3.  Investments

Upon enrollment in the Plan, a participant may direct employer and employee contributions in any of thirteen investment options as described below:

         Mutual Funds:
         High Yield Fund, Inc. - Funds are invested in long-term, high yielding, low and medium quality fixed income securities.

         Spectrum Income Fund, Inc. - Funds are invested in fixed income securities.

         Equity Income Fund, Inc. - Funds are invested in dividend paying common stocks of established companies.

         Equity Index 500 Fund, Inc. - Funds are primarily invested in common stocks and may invest in reserves in order to meet redemptions. The Fund's reserves are primarily invested in foreign and domestic money market instruments. The S&P 500 Index has been chosen as the Fund's base for portfolio selection.

         International Stock Fund, Inc. - Funds are invested in marketable securities of non-United States issuers.

         Mid-Cap Growth Fund, Inc. - Funds are invested in a diversified pool of equity securities while focusing on companies with well-above average growth potential and mid-cap market capitalizations. A mid-cap company is defined as one whose market capitalization falls within the range of companies included in the S&P 400 Mid-Cap Index.

         New America Growth Fund, Inc. - Funds are invested in common stocks of U.S. companies which operate in the service sector of the economy.

         New Asia Fund, Inc. - Funds are invested in large and small capitalization companies domiciled, or with primary operations in Asia, excluding Japan. The Fund may also invest in securities of companies in the Pacific Basin including Australia and New Zealand.

         New Horizons Fund, Inc. - Funds are invested primarily in common stocks of small growth companies which have the potential to become major companies in the future.

         Science & Technology Fund, Inc. - Funds are invested in common stocks of companies which are expected to benefit from the development, advancement and use of science and technology.

         Small-Cap Value Fund, Inc. - Funds are invested in common stocks of companies with relatively small market capitalizations which are believed to be undervalued and have good prospects for capital appreciation.

         Company Stock
         Hvide Marine Common Stock - Funds are used to purchase shares of the Company's common stock at the quoted NASDAQ closing value on the date of purchase.

         Common Trust Fund
         Stable Value Fund, Inc. - Funds are invested in a diversified portfolio of GIC's. The rate of the Stable Value Fund, Inc. will fluctuate on a daily basis like that of a money market fund.

The Plan's investments are held by T. Rowe Price (the Trustee) who executes investment transactions. Financial information relating to those assets, including interest income, dividends and net realized and unrealized appreciation (depreciation) is included in the accompanying financial statements and supplemental schedules based on information certified by the Trustee. Such information has not been audited by independent auditors. However, the plan administrator has obtained a certification from the Trustee that the information provided is complete and accurate.

4.  Income Tax Status

The Internal Revenue Service ruled on November 18, 1996 that the Plan, as then designed, qualifies under Section 401(a) of the Internal Revenue Code (IRC) and, therefore, is not subject to tax under present income tax law. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The plan administrator is not aware of any events or series of events that have occurred that might adversely affect the Plan's qualified status.

5.  Year 2000 Issue (Unaudited)

The Company has developed a plan to modify its internal information technology to be ready for the year 2000 and has begun converting critical data processing systems. The project also includes determining whether third party service providers have reasonable plans in place to become year 2000 compliant. The Company currently expects the project to be substantially complete by early 1999 and does not expect this project to have a significant effect on the Plan's operations.

             Hvide Marine Incorporated Retirement Plan and Trust

               Schedule of Assets Held for Investment Purposes

                             December 31, 1997


                                              Description of Investment,
                                             Including Maturity Date, Rate
     Identity of Issuer, Borrower,           of Interest, Par on Maturity                           Current
        Lessor or Similar Party                          Value                     Cost              Value
   T. Rowe Price:
     High Yield Fund                     18,649 shares at $8.74/share        $   157,518        $     162,994
     Spectrum Income Fund                10,067 shares at $11.66/share           113,894              117,383
     Equity Income Fund                  158,383 shares at $26.07/share        3,539,512            4,129,048
     Equity Index 500 Fund               149,054 shares at $26.38/share        2,968,165            3,932,043
     International Stock Fund            50,046 shares at $13.42/share           672,415              671,618
     Mid Cap Growth                      36,805 shares at $28.60/share           907,129            1,052,612
     New America Growth Fund             9,256 shares at $44.19/share            373,816              409,004
     New Asia Fund                       7,312 shares at $5.74/share              64,511               41,971
     New Horizons Fund                   30,225 shares at $23.30/share           677,912              704,253
     Science & Technology Fund           32,275 shares at $27.26/share           994,554              879,804
     Small-Cap Value Fund                165,452 shares at $23.40/share        3,166,711            3,871,570
     Stable Value Fund                   8,779,589 shares at $1/share          8,779,589            8,779,589

   Hvide Marine Common Stock             11,392 shares at $25.75/share           287,726              293,341
                                                                             -----------        -------------
                                                                             $22,703,452        $  25,045,230

            Hvide Marine Incorporated Retirement Plan and Trust

                   Schedule of Reportable Transactions

                             December 31, 1997

                                                                                                            Current
                                                                                                           Value of
                                                                                                           Asset on
   Identity of Party                 Description of                 Purchase     Selling      Cost of    Transaction       Net
       Involved                          Assets                       Price        Price        Asset        Date          Gain
   ----------------  -------------------------------------------  -----------   ----------   -----------  -----------    --------
   Category (iii)--Series of transactions involving securities of the same issue aggregating in excess of 5% of the plan assets:

   T. Rowe Price      Small Cap Value Fund, 85,616 shares        $  1,898,921  $        --     $1,898,921  $ 1,898,921  $      --

   T. Rowe Price      Small Cap Value Fund, 44,226 shares                  --      988,249        889,573      988,249     98,676

   T. Rowe Price      Stable Value Fund, 3,953,435 shares           3,953,435           --      3,953,435    3,953,435         --

   T. Rowe Price      Stable Value Fund, 3,528,659 shares                  --    3,528,659      3,528,659    3,528,659         --

   T. Rowe Price      Equity Income Fund, 75,770 shares             1,880,592           --      1,880,592    1,880,592         --

   T. Rowe Price      Equity Income Fund, 28,616 shares                    --      714,907        645,360      714,907     69,547

   T. Rowe Price      Equity Index 500 Fund, 61,744 shares          1,468,297           --      1,468,297    1,468,297         --

   T. Rowe Price      Equity Index 500 Fund, 22,140 shares                 --      519,731        447,516      519,731     72,215


 There were no category (i), (ii) or (iv) reportable transactions during 1997.

                                                                Exhibit A


            Consent of Independent Certified Public Accountants


We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-19543) pertaining to the Hvide Marine Incorporated Retirement Plan and Trust of our report dated June 19, 1998, with respect to the financial statements and supplemental schedules of the Hvide Marine Incorporated Retirement Plan and Trust included in this Annual Report (Form 11-K) for the year ended December 31, 1997.

                                                   /s/ Ernst & Young LLP



Miami, Florida
July 6, 1998